Exhibit 99.4

 Ultra-Rapid, Durable Remission  November 2026

 GH Research — November 2026 update  1  Novel GH001 ADS device: final results of the HV-106 trial support going from 3 → 1 doses per treatment visit  2  TRD pivotal program — positive initial feedback from FDA, EoP2 expected in Q1 2027, initiation shortly after  3  PPD pivotal program — initiation targeted for H2 2027  4  Vanina Popova, MD, appointed Chief Development Officer — ClinDev J&J, lead author of pivotal Spravato® trial publication  5  $350.6m in cash, cash equivalents and marketable securities as of September 30, 2026  2026© GH Research PLC  3

Pipeline

Product Candidate	Indication	Preclinical	Phase 1	Phase 2a	Phase 2b	Phase 3	Status
GH001 *Mebufotenin for **inhalation** administration*	**Treatment-resistant depression (TRD)**	Completed	Completed	Completed	Completed	In planning	**Positive initial feedback from FDA, EoP2 meeting expected in Q1 2027** Pivotal program initiation shortly after
	Postpartum depression (PPD)	Completed	Completed	Completed			**Pivotal program initiation targeted for H2 2027**
	Bipolar II disorder[a] (BDII)	Completed	Completed	Completed			**Proof-of-concept completed** Phase 2a
GH002 *Mebufotenin for **i.v.** administration*	**Psychiatric disorder**	Completed	Completed				**Phase 1 completed**

Legend: Completed; In planning

Abbreviations: ADS = Aerosol Delivery System; EoP2 = End-of-Phase 2; FDA = Food and Drug Administration; i.v. = intravenous.
Notes: a. Bipolar II disorder with a current major depressive episode.

4
2026© GH Research PLC

 Old GH001 VM device: titration to peak experience  One fixed dose  VM devices, single dose of 6, 12 or 18 mg; 74 participants, four trials  45%  44%  Any of the three doses  33 of 74  Highest dose, 18 mg  7 of 16  Titration in Phase 2b — cumulative peak experience reached after each dose  VM device; next dose one hour later, only if no peak experience; all 81 patients, first active treatment  23%  62%  86%  After dose 1 (6 mg)  19 of 81  After dose 2 (12 mg)  50 of 81  After dose 3 (18 mg)  70 of 81  Abbreviations: TRD = Treatment-resistant depression; VM = Volcano Medic vaporizers.  Notes: Peak experience = Peak Experience Scale score ≥75. One fixed dose: single doses of 6, 12 or 18 mg with the VM devices (the Volcano Medic and its successor, the Volcano Medic 2) in four trials (GH001-HV-101, GH001-TRD-102, GH001-HV-103, GH001-HV-106) in healthy participants and TRD patients; results pooled. Titration: Phase 2b trial GH001-TRD-201, up to three inhalations (6, 12, 18 mg) one hour apart, the next dose given only if no peak experience was reached; share of the 81 patients with a peak experience after each dose of their first active treatment. Different trials and populations; descriptive, not head-to-head.  2026© GH Research PLC  5

 New GH001 ADS: delivers consistent dose through reduced variability  How much of each dose is delivered: each dot is one dose  Delivered-dose bench test under controlled conditions  60%  70%  80%  90%  100%  Old GH001 VM  55–79%  New GH001 ADS  82–89%  n=30  n=30  Abbreviations: ADS = Aerosol Delivery System; VM = Volcano Medic vaporizers.  Notes: In-vitro delivered-dose tests; each dot is one dose, as a share of the loaded dose.  2026© GH Research PLC  6

 3 → 1: one fixed dose with GH001 ADS achieved 88% peak experience rate  Device properties  GH001 VM  GH001 ADS  Share of the loaded dose delivered  55–79%  82–89%  Delivered dose in particles under 3 µm  89%  99%  Inhaling the full dose  Balloon  Chamber with  air bypass  Dose preparation steps  70% reduction  Aerosol volume to inhale  33% reduction  Peak experience with one dose  Phase 1 trial GH001-HV-106 · healthy participants  88%  GH001 ADS, mid dose  7 of 8  Abbreviations: ADS = Aerosol Delivery System; VM = Volcano Medic vaporizers.  Notes: Device properties: in-vitro tests and device design. Particles under 3 µm: share of the delivered dose. Peak experience = Peak Experience Scale score ≥75. 7 of 8 healthy participants after one ADS inhalation in the Phase 1 trial GH001-HV-106.  2026© GH Research PLC  7

GH001 is built for the interventional psychiatry workflow

	GH001[1]	SPRAVATO®[2]
Setting	Outpatient clinics by qHCPs and clinical staff	Outpatient clinics by qHCPs and clinical staff
Psychotherapy	No mandated psychotherapy	No mandated psychotherapy
Treatments per visit	1 per visit[a]	1 per visit
WHERE GH001 DIFFERS		
Clinic visit	**~1 hour (fixed)[b]**	~2 hours

Abbreviations: ADS = Aerosol Delivery System; qHCP = Qualified healthcare provider; VM = Volcano Medic vaporizers.

Notes: a. Planned pivotal regimen: one fixed dose per treatment visit with the ADS; Phase 2b used an individualized regimen of 1–3 doses per treatment visit with a VM device. b. Expected time to discharge with one fixed dose; in Phase 2b, 99% of treatment visits were discharge-ready 1 hour after the last dose[1].

Sources: 1. Cubala WJ et al., JAMA Psychiatry 2026;83(6):561-569; 2. Spravato® US prescribing information.

8

2026© GH Research PLC

SPRAVATO® proves the clinic model

SPRAVATO® worldwide net sales, $bn (2026 estimated)[1]


Q3 2026: $624m, +36% y/y
Worldwide net sales, $bn
2.5
2.0
1.5
1.0
0.5
0
$374m
$689m
$1.08bn
$1.70bn
$2.30bn
2022
2023
2024
2025
2026E

Remission (MADRS ≤10): GH001 and SPRAVATO®[2]


GH001 — Phase 2b, single treatment visit (n=40)
GH001 — open-label extension, completers (n=63)
SPRAVATO® 84 mg monotherapy — TRD4005 (n=95)
Patients in remission (MADRS ≤ 10)
100%
80%
60%
40%
20%
0%
70.0%
15.1%
57.5%
21.3%
73.0%
Day 8
Day 28
Day 2
Primary endpoint of each trial
Month 6
open-label extension

Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; VM = Volcano Medic vaporizers.

Notes: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable. Remission = MADRS total score ≤10 in both trials; the primary endpoint of both trials was the change from baseline in MADRS total score. GH001: one treatment visit on Day 1 (up to three inhalations with a VM device), n=40; primary endpoint Day 8, the end of the double-blind part. Spravato® 84 mg twice weekly for 4 weeks, n=95; primary endpoint Day 28; remission at Day 8: 10.1%. Spravato® 56 mg: remission 13.1% (Day 2), 7.1% (Day 8) and 14.6% (Day 28). 2026E = nine months actual ($1,676m) plus Q4 at the Q3 2026 level ($624m); GH estimate, not Johnson & Johnson guidance.

Sources: 1. Johnson & Johnson quarterly and annual results; 2. Cubala WJ et al., JAMA Psychiatry 2026;83(6):561-569; Janik A et al., JAMA Psychiatry 2025;82(9):877-887.

9

2026© GH Research PLC

GH001 ADS: the shortest psychoactive experience



GH001 via ADS[a]
12.5–24 min
Spravato®[b]
~90 min
BPL-003[c]
within 90 min
VLS-01[d]
90–120 min
COMP360[e]
6–8 hours
0
1 h
2 h
3 h
4 h
5 h
6 h
7 h
8 h
Duration of the psychoactive experience (approximate, median)

Abbreviations: ADS = Aerosol Delivery System; h = Hours; min = Minutes; TRD = Treatment-resistant depression; VM = Volcano Medic vaporizers.

Notes: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable. a. GH001 via the ADS: median 12.5–24 min across dose levels in the Phase 1 trial GH001-HV-106 (healthy participants); via a VM device in the TRD Phase 2b trial: median 11 min (Cubala WJ et al., JAMA Psychiatry 2026;83(6):561-569). b. Spravato® dissociation generally resolved by ~90 min, peak effects at 40 min (Popova V et al., Am J Psychiatry 2019;176:428-438). c. BPL-003: within 90 min; Phase 1 subjective drug intensity ratings in healthy participants generally resolved completely within 45–90 min (Rucker JJ et al., J Psychopharmacol 2024;38(8):712-723). d. VLS-01: 90–120 min, Phase 1b (AtaiBeckley corporate presentation, May 2026). e. COMP360: 6–8 h (Goodwin GM et al., N Engl J Med 2022;387:1637-1648).

10

2026© GH Research PLC

A fixed ~1-hour visit — and 83% fewer visits than Spravato®[f]



Time in clinic per treatment visit (hours)
~1 h, fixed
≥2 h
1.5–2 h
~2 h
6–8 h
GH001
new ADS
pivotal, one fixed dose[a]
SPRAVATO®
monitoring, approved[b]
BPL-003
discharge-ready, Phase 2b[c]
VLS-01
design target, Phase 2b[d]
COMP360
Phase 3[e]



Treatment visits in 6 months in Phase 2b vs Spravato®[f]
4 visits[f]
23 visits[f]
ICER estimate
GH001
Phase 2b OLE, old VM regimen[f]
SPRAVATO®
label protocol + ICER estimate[f]

Abbreviations: ADS = Aerosol Delivery System; h = Hours; ICER = Institute for Clinical and Economic Review; min = Minutes; OLE = Open-label extension; VM = Volcano Medic vaporizers.

Notes: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable. Bars to scale; hatched = range or company design target; each box = one treatment visit. a. Planned pivotal regimen (one fixed dose per treatment visit with the ADS): expected time to discharge about 1 hour; Phase 2b: 99% of treatment visits discharge-ready 1 hour after the last dose (Cubala WJ et al., JAMA Psychiatry 2026;83(6):561-569). b. Spravato® US prescribing information: monitoring for at least 2 hours after each dose. c. BPL-003, Phase 2b: two-thirds of participants discharge-ready at 90 min and 78–85% within 2 h; protocol discharge no earlier than 4 h (Feifel D et al., JAMA 2026). d. VLS-01: company design target of a 2-hour in-clinic visit (AtaiBeckley press release, July 2026). e. COMP360: sessions of 6–8 h (Goodwin GM et al., N Engl J Med 2022;387:1637-1648). f. GH001: mean number of treatments among patients who completed the Phase 2b OLE and were in remission at 6 months (VM device regimen). Spravato®: standard initiation protocol (8 + 4 sessions in Months 1–2) plus the ICER-assumed 2.86 treatments per month in Months 3–6 (Johnson & Johnson Spravato® Access, Coding and Reimbursement Guide; ICER Final Evidence Report).

11

2026© GH Research PLC

Pivotal program: positive initial feedback from FDA, EoP2 expected in Q1 2027  PROPOSED GH001 PIVOTAL DESIGN IN TRD - TO BE FINALIZED AT EoP2  Randomized, double-blind — parallel dose arms versus placebo  Re-treatment before Week 4  Re-treatment from Week 4 to Week 12  Open-label extension  Day 1  One fixed dose  per treatment visit  Week 4  Primary endpoint  MADRS change from baseline  Week 12  End of  double-blind period  CONSISTENT WITH FDA FINAL GUIDANCE, JULY 2026ᵃ  Dose-response characterized for safety and efficacy  Repeat dosing and durability of response evaluated  Double-blind evaluation of the effect at 12 weeks  Central raters blinded to treatment allocation  Abbreviations: EoP2 = End-of-Phase 2; FDA = Food and Drug Administration; MADRS = Montgomery-Åsberg Depression Rating Scale; TRD = Treatment-resistant depression.  Notes: a. FDA Guidance for Industry, Psychedelic Drugs: Considerations for Clinical Investigations, July 2026; recommendations as summarized by GH Research; guidance is not binding. Check marks are GH Research’s own assessment  2026© GH Research PLC  12

 Postpartum depression (PPD)  1  Common and serious: ~500k US women develop PPD each year  Mental health conditions are the #1 cause of US pregnancy-related death  2  GH001 Phase 2a: 10 of 10 in remission after a single administration day  Remission (MADRS ≤10) at 2 hours, on Day 2 and on Day 8  3  Growing demand: ZURZUVAE® at a ~$340m annualized run-rate (+53% y/y) with 14 daily administrations  US launch December 2023  4  PPD pivotal program — initiation targeted for H2 2027  One fixed dose per treatment visit with the new ADS — Phase 2a used 1–3 inhalations with the old VM device  Abbreviations: ADS = Aerosol Delivery System; MADRS = Montgomery-Åsberg Depression Rating Scale; PPD = Postpartum depression; VM = Volcano Medic vaporizers; y/y = Year over year. Notes: Run-rate = Q3 2026 net revenue × 4 (GH estimate); growth = Q3 2026 vs Q3 2025 net revenue.   2026© GH Research PLC  13

 PPD is common and serious  ~500k  US women develop PPD each year  (GH estimate)¹˒²  #1  cause of US pregnancy-related deaths: mental health conditions, incl. suicide³  1 in 5  mothers who screen positive have thoughts of self-harm⁴  7×  odds of depression at age 18 in children of mothers whose severe PPD persisted⁵  Of every 100 women with PPD (studies to 2015)⁶  Have PPD  100  Diagnosed  31  Treated  16  Adequately treated (est.)  6  In remission (est.)  3  Abbreviations: APA = American Psychological Association; MMRC = Maternal Mortality Review Committee; PPD = Postpartum depression; PRAMS = Pregnancy Risk Assessment Monitoring System. Notes: ~500k = 14% of 3.61m US births (GH estimate; published prevalence 11.9–17%). #1: 22.7% of US pregnancy-related deaths with a known cause, 2017–2019; not PPD-specific. Est. = estimated by the authors of source 6. Diagnosis and treatment: weighted means from source 6; diagnosis ranged from 15% to 49%, treatment from 10% to 27%.  Sources: 1. CDC NCHS (births); 2. CDC PRAMS 2023; Wang Z et al. 2021; APA, November 2022; GH analysis; 3. CDC MMRC, 2017–2019; 4. Wisner KL et al., JAMA Psychiatry 2013; 5. Netsi E et al., JAMA Psychiatry 2018; 6. Cox EQ et al., J Clin Psychiatry 2016.  2026© GH Research PLC  14

 GH001 in PPD: 10 of 10 in remission after a single administration day¹  MADRS total score: each patient (gray) and mean (teal)ᵃ  0  10  20  30  40  50  Day 1  Day 2  Day 3  Day 4  Day 5  Day 6  Day 7  Day 8  Baseline 36.7  2 h: 5.3  0.7  1.3  Day 8: −35.4 points, the primary endpoint¹  Remission threshold (MADRS ≤10)  Adverse events  Treatment-emergent adverse event  Event No.  Patients, n (%) n=10  Any TEAE  13  8 (80.0)  Mild  12  7 (70.0)  Moderate  1  1 (10.0)  Severe  0  0  Treatment-related TEAEs  11  7 (70.0)  Treatment-related serious TEAEs  0  0  TEAEs leading to discontinuation  0  0  Abbreviations: ADS = Aerosol Delivery System; MADRS = Montgomery-Åsberg Depression Rating Scale; PPD = Postpartum depression; TEAE = Treatment-emergent adverse event; VM = Volcano Medic vaporizers. Notes: Phase 2a trial GH001-PPD-203: single-arm, open-label; 1–3 inhalations with a VM device in one visit; assessments on Days 1, 2 and 8. Remission = MADRS total score ≤10. Pivotal program planned with one fixed dose per treatment visit (ADS). a. Individual patient scores: data on file.  Sources: 1. Johnson M et al., J Clin Psychiatry 2026;87(3):25m16284.  2026© GH Research PLC  15

 ZURZUVAE® shows growing demand with 14 daily administrations  ZURZUVAE® net revenue by quarter, $m¹ — 12 quarters since launch (December 2023)  1.6  12.4  14.9  22.0  22.9  27.7  46.4  55.3  65.7  55.4  70.8  84.4  Q4’23  Q1’24  Q2’24  Q3’24  Q4’24  Q1’25  Q2’25  Q3’25  Q4’25  Q1’26  Q2’26  Q3’26  +53%  revenue growth y/y, Q3 2026¹  6–7%  of affected US women reached at the Q3 2026 rate (GH estimate)¹˒²˒³  ~$340m  annualized run-rate (Q3 2026 × 4)¹˒³  $17,114  US list price per course of 14 daily administrations (2026)²  Abbreviations: PPD = Postpartum depression; y/y = Year over year. Notes: Net revenue as reported by Biogen (US and ex-US). GH estimates: run-rate = Q3 2026 net revenue ($84.4m) × 4; reach = estimated Q3 2026 US courses (US net revenue of $83.4m ÷ net revenue per course of $10,300–11,100) ÷ one quarter of the ~500k US women who develop PPD each year. ZURZUVAE® is a trademark of its owners.  Sources: 1. Biogen quarterly results, Q4 2023 to Q3 2026; Q1 2025 derived from the annual total; 2. Biogen state WAC disclosures, January 2026; 3. GH Research analysis.  2026© GH Research PLC  16

 Efficacy in PPD  MADRS reduction from baseline (points)  −35.4  −23.0  −19.7  GH001  Day 8  open-label, n=10ᵃ  Luvesilocin  Day 7, n=35  low dose −17.2ᵇ  ZURZUVAE®  Day 15, n=98  placebo −14.6ᶜ  Patients in remission (MADRS ≤10)  100%  71%  41%  GH001  10 of 10  2 h, Day 2, Day 8ᵃ  Luvesilocin  Day 7, n=35  low dose 41%ᵇ  ZURZUVAE®  Day 15, n=92  placebo 27%ᵈ  Treatment course  GH001: 1 visit  Phase 2a (old GH001 VM): 1–3 h  Pivotal (new GH001 ADS): ~1 h, fixedᵉ  Luvesilocin: 1 visit, ≥4 h  1 subcutaneous injection  ZURZUVAE®: 14 daily doses  oral, 14 days;  no driving for 12 h after each dose  Abbreviations: ADS = Aerosol Delivery System; h = Hours; HAM-D = Hamilton Depression Rating Scale; MADRS = Montgomery-Åsberg Depression Rating Scale; PPD = Postpartum depression; VM = Volcano Medic vaporizers.  Notes: To-date, no head-to-head comparisons of any other products to any of our product candidates have been completed in any clinical trial; results have been obtained from different trials with different designs, endpoints, and patient populations; results may not be comparable. Values at each trial’s primary endpoint. a. GH001-PPD-203, Phase 2a, open-label, no control arm; 1–3 inhalations with a VM device in one visit (Johnson M et al., J Clin Psychiatry 2026;87(3):25m16284). b. Luvesilocin Phase 2, n=84, vs active low dose (Reunion Neuroscience, 2025–2026). c. ZURZUVAE® 50 mg, SKYLARK trial, vs placebo (Deligiannidis KM et al., Am J Psychiatry 2023). d. ZURZUVAE® 50 mg, SKYLARK trial, vs placebo (Clayton AH et al., Eur Psychiatry 2023;66(S1):S93–S94); ROBIN trial (zuranolone 30 mg): MADRS reduction −22.1 (placebo −17.6), remission 54% (placebo 30%). e. Planned pivotal regimen: one fixed dose per treatment visit with the ADS, expected time to discharge about 1 hour; luvesilocin: first discharge assessment at 4 h.  2026© GH Research PLC  17

 18

 GH Research — November 2026 update  1  Novel GH001 ADS device: final results of the HV-106 trial support going from 3 → 1 doses per treatment visit  2  TRD pivotal program — positive initial feedback from FDA, EoP2 expected in Q1 2027, initiation shortly after  3  PPD pivotal program — initiation targeted for H2 2027  4  Vanina Popova, MD, appointed Chief Development Officer — ClinDev J&J, lead author of pivotal Spravato® trial publication  5  $350.6m in cash, cash equivalents and marketable securities as of September 30, 2026  2026© GH Research PLC  19